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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the Month of August, 2000
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                           --------------------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F
                     [X]                       [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No
                  [ ]                        [X]

This Form 6-K consist of:

Interim financial statements for the third quarter ended June 30, 2000.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AXCAN PHARMA INC.

Date: August 15, 2000               By:    /s/ Jean Vezina
                                           -------------------------------------
                                    Name:  Jean Vezina
                                    Title: Vice-President, Finance and Chief
                                           Financial Officer

DEAR SHAREHOLDERS

         The third quarter of fiscal 2000 has been extremely encouraging, since Axcan significantly increased both revenues and earnings.

         Not only have we listed our shares on NASDAQ, but we succeeded in concluding important new financing, acquired a promising new product, PHOTOFRIN(R), and have put in place the management structure necessary to assure future growth.

HIGHLIGHTS OF THE QUARTER

NASDAQ Listing

         During the third quarter, Axcan listed its common shares on NASDAQ National Market and completed the first tranche of a financing in the United States totalling US$40.1 million. The proceeds were used to reimburse a loan contracted for the acquisition of Scandipharm and for general corporate purposes.

PHOTOFRIN(R) ACQUISITION
AND DEVELOPMENTS

         On June 9, Axcan also concluded the acquisition of PHOTOFRIN(R) from QLT Inc. PHOTOFRIN(R) is the first drug approved in any jurisdiction as a photodynamic therapy for the treatment of certain cancers. Terms of the transaction included a cash payment of CDN$2.5 million and the issuance of 1,283,333 common shares of Axcan at CDN$15.00 each, as well as milestone payments, contingent on future product and treatment approvals. Currently approved indications include the treatment of esophageal, bladder and non-small lung cancers. Axcan believes that PHOTOFRIN(R) may also be extremely useful in the treatment of dysplaslia and metaplaslia associated with Barrett's esophagus, a condition that results from prolonged heartburn and is often a precursor of


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cancer. Axcan recently completed the enrolment of 260 patients for a privotal phase III study for this indication.

         Following the close of the quarter, Axcan announced marketing approvals for PHOTOFRIN(R) in Sweden, Ireland and Italy for the palliative treatment of esophageal and non-small lung cancer. As a result, the treatment can now be marketed in 11 European countries including France, Finland, Germany, the Netherlands, Portugal and the United Kingdom. In addition, Axcan concluded an agreement with Grupo Ferrer, a company based in Barcelona, with expertise in the fields of gastroenterology and oncology, for the distribution of PHOTOFRIN(R) in Spain, Portugal, Greece and all of Central and South America.

         The Company also signed at the beginning of August, a development and supply agreement with Diomed Inc. of Andover, Massachusetts, to provide a new compact diode laser that is the key to developing PHOTOFRIN(R) photodynamic therapy as an alternative treatment for certain cancers.

Sale of Althin Biopharm Inc.

         On May 31, Axcan completed the sale to Baxter Corporation of its 50% interest in Althin Biopharm Inc., a company active in the field of hemodialysis, for US$5 million in cash. This sale allowed Axcan to reduce its long-term debt and to continue to pursue its objective of focusing efforts on gastroenterology.

New Management Structure

         In order to keep pace with the Company's rapid growth in the United States, its expanded pipeline and the acquisition of PHOTOFRIN(R) which will require additional efforts in Europe, Axcan modified its management structure somewhat in the past quarter.

         Following the appointment of Mr. David W. Mims as Executive Vice President and COO in the second quarter, the Company recently appointed Mr. Patrick L. McLean, previously Vice President, Sales and Marketing, to the position of Vice President and General Manager, Canada and Europe, to oversee all of Axcan's operations in these two territories. Dr. Francois Martin was appointed Senior Vice President, Scientific Affairs, and Dr. Patrick Colin was named Vice President, Clinical Research, reflecting their additional responsibilities as the Company's pipeline grows.

FINANCIAL RESULTS

         Total revenues for the third quarter (all amounts are in U.S. dollars) amounted to $22 million compared to $7 million for the same period last year. This increase is primarily due to the acquisition of Scandipharm Inc. and the acquisition of the 50%


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interest in Axcan Schwarz, LLC ("Axcan Schwarz") that Axcan did not already own.
For the first nine months of fiscal 2000, revenues amounted to $63.5 million compared to $19.8 million for the first nine months of the previous fiscal year.

         Much of Axcan's recent sales growth is derived from sales in the United States. Revenue from U.S. sales of Axcan's products was $50.9 million for the first nine months compared to $8.7 million for the same period last year.

         The cost of goods sold was $5.4 million for the quarter ended June 30, 2000, compared to $1.7 million for the corresponding period in 1999. For the first nine months, the cost of goods sold amounted to $16.2 million compared to $5.4 million for the same period last year. As a percentage of revenue, cost of goods sold decreased to 25% for the first nine months of the fiscal year, from 27% a year earlier. This decrease was primarily due to increased sales in the United States where margins are usually higher.

         Selling and administrative expenses amounted to $8.4 million for the quarter and to $23.6 million for the first nine months of fiscal 2000. Corresponding amounts for last year were $3.4 million for the third quarter and $10.4 million for the first nine months of the year. The increase is mainly due to the inclusion of expenses of Axcan Scandipharm, following its acquisition in August 1999.

         Research and development expenses rose to $1.7 million in the third quarter from $0.7 million for the same quarter last year and to $4.0 million from $1.7 million for the first nine months. This increase is primarily due to the cost of the pivotal phase III studies of HELICIDE(TM), which began in September 1999.

         Financial expenses amounted to $2.0 million for the quarter compared to $0.1 million for the corresponding period in fiscal 1999. For the first nine months they amounted to $7.8 million compared to $0.5 million for the same period last year. The significant increase in these expenses compared to last year is primarily due to interest paid on loans used to finance the acquisition of Scandipharm and the purchase of the other 50% interest in Axcan Schwarz, the former joint venture to market Urso(R) in the United States.

         Depreciation and amortization costs rose significantly following the acquisitions of Scandipharm and of the other 50% interest in Axcan Schwarz. For the quarter they amounted to $2.6 million compared to $0.5 million for the same period last year, and for the first nine months they were $7.6 million compared to $1.5 million a year earlier.

         At the end of the quarter, Axcan's cash, cash equivalents and short-term investments amounted to $8.1 million compared to $16.0 million one year earlier. On July 7, 2000, Axcan received $15 million, the remaining portion of the $40.1 million public offering in the United States, bringing cash, cash equivalents and short-term investments to $23 million.


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         Net earnings for the three months ended June 30, 2000, amounted to $2.9 million, or $0.11 per share, compared to $0.4 million, or $0.03 per share, for the corresponding period of fiscal 1999. Net earnings for the quarter ended June 30, 2000 include earnings from discontinued operations of $1.5 million, or $0.06 per share, following the sale of Axcan's share in Althin Biopharm, which resulted in a net gain on disposal of assets of $1.4 million. For the first nine months, net earnings amounted to $4.3 million, or $0.18 per share compared to $0.3 million, or $0.02 per share, for the corresponding period one year earlier.


/s/ Leon F. Gosselin
-------------------------------------
Leon F. Gosselin (signed)
Chairman of the Board,
President and Chief Executive Officer

August 2000


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CONSOLIDATED BALANCE SHEETS (unaudited)

                                                                    JUNE 30
                                                            -----------------------
  in thousands of U.S. dollars                                 2000            1999
                                                            $              $
Assets
  Current assets
    Cash and cash equivalents                                  8,139          1,356
    Short - term investments, at cost                             --         14,602
    Accounts receivable                                       12,622          5,845
    Income taxes receivable                                    4,716             --
    Inventories                                               12,636          6,428
    Prepaid expenses and deposit                               1,549          1,161
    Future income taxes                                        2,422            132
                                                           ---------       --------
                                                              42,084         29,524
  Investments in companies subject
    to significant influence                                   1,232          2,297
  Investment in a private company, at cost                     1,156             --
  Investments in bonds, at amortized cost                         --          1,634
  Other investments, at cost                                     216            533
  Capital assets                                             163,042         23,490
  Future income taxes                                          7,911          3,794
  Debt issue costs                                                --             57
  New product acquisition costs,
    at amortized cost                                            583            638
  Goodwill, at amortized cost                                 22,295          1,183
                                                           ---------       --------
                                                             238,519         63,150
                                                           ---------       --------

Liabilities
  Current liabilities
    Accounts payable and
        accrued liabilities                                   10,642          3,303
    Payable to a joint venturer                                   --          8,132
    Income taxes payable                                       3,831            600
    Installments on
        long-term debt                                        11,054             34
    Future income taxes                                          301            146
                                                           ---------       --------
                                                              25,828         12,215
  Long-term debt                                              37,076          2,184
  Contingency provisions                                       5,378             --
  Future income taxes                                         25,528            783
                                                           ---------       --------
                                                              93,810         15,182
                                                           ---------       --------

Shareholders' Equity
  Equity component of deferred
        purchase price                                         2,704             --
  Capital stock                                              137,603         44,778
  Retained earnings                                            5,540          3,190
  Accumulated foreign currency translation adjustments        (1,138)            --
                                                           ---------       --------
                                                             144,709         47,968
                                                           ---------       --------
                                                             238,519         63,150
                                                           ---------       --------


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CONSOLIDATED CASH FLOWS (unaudited)

                                                              THREE-MONTHS PERIODS        NINE-MONTHS PERIODS
                                                                 ENDED JUNE 30               ENDED JUNE 30
                                                             ----------------------      ----------------------
  in thousands of U.S. dollars                                 2000          1999          2000          1999
                                                             $             $             $             $
Operations
  Earnings from continuing operations                           1,411           285         2,515            59
  Dividends from a company subject to
  significant influence                                            --            --            --            17
  Non-cash items
        Depreciation and amortization                           2,639           476         8,069         1,437
        Foreign currency fluctuation                               --            --          (154)           82
        Future income taxes                                      (414)          102        (1,669)            8
        Shares in earnings of companies subject to
             significant influence                             (1,068)           54          (969)          131
        Changes in working capital items from continuing
             operations                                         1,940          (236)        1,120        (1,850)
                                                              -------        ------       -------        ------
  Cash flow from continuing operations                          4,508           681         8,912          (116)
  Cash flow from discontinued operations                          220           (63)          400           178
                                                              -------        ------       -------        ------
  Cash flow from operating activities                           4,728           618         9,312            62
                                                              =======        ======       =======        ======
Financing
  Repayment of notes payable                                  (25,000)           --       (92,164)           --
  Repayment of long-term debt                                  (2,359)            4       (13,023)            9
  Issue of shares                                              25,075            --        60,039            23
  Shares issue expenses                                        (2,132)           --        (3,853)           --
  Cash flows from discontinued operations                          (3)           (4)          (12)          (13)
                                                              -------        ------       -------        ------
  Cash flow from financing activities                          (4,419)           --       (49,013)           19
                                                              =======        ======       =======        ======
Investment
  Acquisition of short-term investments                            --        (4,303)       19,300        (1,029)
  Disposal of short-term investments                            4,588            --         4,588            --
  Acquisition of investments                                     (581)         (100)         (619)          (99)
  Disposal of investments                                       1,516           (37)        1,837           (37)
  Acquisition of capital assets                                (1,952)         (229)       (2,761)         (619)
  Net cash use by a business disposal                              --           (24)           --           (24)
  Cash flows from discontinued operations                           7            34            22            18
  Other                                                          (659)           --        (2,158)           --
                                                              -------        ------       -------        ------
  Cash flow from investment activities                          2,919        (4,659)       20,209        (1,790)
                                                              =======        ======       =======        ======
  Foreign exchange gain on cash held in foreign currency           25            --            72            --
                                                              -------        ------       -------        ------
  Net increase (decrease) in cash                               3,253        (4,041)      (19,420)       (1,709)

  Cash and cash equivalents, beginning of period                4,886         5,397        27,559         3,065
                                                              -------        ------       -------        ------
  Cash and cash equivalents, end of period                      8,139         1,356         8,139         1,356
                                                              -------        ------       -------        ------


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CONSOLIDATED EARNINGS (unaudited)

                                                  THREE-MONTHS PERIODS            NINE-MONTHS PERIODS
                                                     ENDED JUNE 30                   ENDED JUNE 30
                                              ---------------------------     ---------------------------
in thousands of U.S. dollars,                     2000           1999            2000            1999
except amounts per share                      $               $               $               $

Revenue                                            22,015           7,035          63,543          19,821
                                               ==========      ==========      ==========      ==========
Cost of goods sold                                  5,406           1,697          16,150           5,375
Selling and administrative expenses                 8,406           3,395          23,635          10,378
Research and development expenses                   1,714             693           4,033           1,737
                                               ----------      ----------      ----------      ----------
                                                   15,526           5,785          43,818          17,490
                                               ----------      ----------      ----------      ----------

                                                    6,489           1,250          19,725           2,331
                                               ==========      ==========      ==========      ==========

Financial expenses                                  1,992             139           7,846             544
Depreciation and amortization                       2,628             480           7,582           1,461
                                               ----------      ----------      ----------      ----------
                                                    4,620             619          15,428           2,005
                                               ----------      ----------      ----------      ----------

Earnings before income taxes                        1,869             631           4,297             326

Income taxes                                          458             346           1,782             268
                                               ----------      ----------      ----------      ----------

Earnings from continuing operations                 1,411             285           2,515              58

Earnings from discontinued operations               1,529             134           1,796             263
                                               ----------      ----------      ----------      ----------

Net earnings                                        2,940             419           4,311             321
                                               ----------      ----------      ----------      ----------

Per common share:
   Earnings from continuing operations               0.05            0.02            0.11          (0,00)
                                               ----------      ----------      ----------      ----------

   Earnings  from discontinued operations            0.06            0.01            0.07            0.02
                                               ----------      ----------      ----------      ----------

   Net earnings                                      0.11            0.03            0.18            0.02
                                               ----------      ----------      ----------      ----------

Weighted average number of common shares       26,934,912      15,766,054      23,976,323      15,763,853
                                               ----------      ----------      ----------      ----------


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